January 20, 2020

To:	Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission

Dear Sirs/Mesdames:

Re: Gentor Resources Inc.

We have read the Notice of Change of Auditor dated January 17, 2020 of Gentor Resources Inc. (the “Corporation”) and, in accordance with section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations, we confirm that (a) we agree with the statements in items 1, 4 and 5 of the said Notice, and (b) we have no basis to agree or disagree with the statements in items 2 and 3 of the said Notice.

Yours very truly,

McGovern Hurley LLP

Chartered Professional Accountants

Licensed Public Accountants